Exhibit 99.1

CI Financial Reports Total Assets of $375.8 Billion for December 2022

  Q4 asset management net flows were positive $1.9 billion, led by Canadian retail
  CI’s wealth management businesses record $10.4 billion in net flows in 2022

All financial amounts in Canadian dollars unless stated otherwise.

TORONTO--(BUSINESS WIRE)--January 17, 2023--CI Financial Corp. (“CI”) (TSX: CIX, NYSE: CIXX) today reported preliminary total assets of $375.8 billion as at December 31, 2022, consisting of asset management assets of $117.8 billion, Canadian wealth management assets of $77.5 billion, and U.S. wealth management assets of $180.6 billion.

CI also reported preliminary net sales results for its asset management businesses for the fourth quarter of 2022. CI’s Canadian retail business had net sales of $1.6 billion during the quarter, and CI’s overall net sales were $1.9 billion.

In wealth management, CI’s U.S. business generated net sales of $6.6 billion for the full year 2022, while Canadian wealth management had net sales of $3.8 billion.

CI FINANCIAL CORP. December 31, 2022 PRELIMINARY MONTH-END ASSETS (C$ Billions)
ENDING ASSETS	December 2022	November 2022	% Change	December 2021	% Change
Asset management (1)	$117.8	$121.7	-3.2%	$144.2	-18.3%
Canada wealth management	$77.5	$79.9	-3.0%	$80.6	-3.8%
U.S. wealth management (2)	$180.6	$183.3	-1.5%	$151.3	19.4%
TOTAL ASSETS	$375.8	$384.9	-2.4%	$376.2	-0.1%
ASSET MANAGEMENT - AVERAGE AUM	December 2022	November 2022	September 2022	Fiscal 2021	% Change
Monthly average	$119.8	$118.3	-	-	1.3%
Quarter-to-date average	$117.7	-	$119.1	-	-1.2%
Year-to-date average	$125.0	-	-	$137.9	-9.4%
  Includes $31.9 billion of assets managed by CI and held by clients of advisors with Assante, CIPC and Aligned Capital as at December 31, 2022 ($32.6 billion at November 30, 2022 and $36.2 billion at December 31, 2021).
  Month-end USD/CAD exchange rates of 1.3540, 1.3452 and 1.2637 for December 2022, November 2022 and December 2021, respectively.

PRELIMINARY QUARTER-END NET SALES RESULTS (C$ billions)
Asset Management Segment	4Q22	3Q22	2Q22	1Q22	4Q21
Canadian retail	$1.6	$0.6	($0.4)	($0.9)	$0.1
Canadian institutional	($0.2)	($0.0)	($3.2)	($0.3)	($0.3)
Australian asset management	$0.0	($0.4)	($0.1)	($0.3)	$0.1
U.S. asset management	$0.6	($0.0)	($0.2)	$0.4	$0.3
Closed business	($0.2)	($0.1)	($0.2)	($0.2)	($0.2)
TOTAL	$1.9	$0.1	($4.1)	($1.2)	($0.0)

About CI Financial

CI Financial Corp. is a diversified global asset and wealth management company operating primarily in Canada, the United States and Australia. Founded in 1965, CI has developed world-class portfolio management talent, extensive capabilities in all aspects of wealth planning, and a comprehensive product suite.

CI operates in three segments:

  Asset Management, which includes the operations of CI Global Asset Management and Australia-based GSFM Pty Ltd.
  Canadian Wealth Management, which includes the operations of CI Assante Wealth Management, Aligned Capital Partners, CI Private Wealth (Canada), Northwood Family Office, CI Direct Investing and CI Investment Services.
  U.S. Wealth Management, which includes CI Private Wealth US, a national network of best-in-class wealth management teams.

CI is headquartered in Toronto and listed on the Toronto Stock Exchange (TSX: CIX) and the New York Stock Exchange (NYSE: CIXX). To learn more, visit CI’s website or LinkedIn page.

CI Global Asset Management is a registered business name of CI Investments Inc., a wholly owned subsidiary of CI Financial Corp.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com

United States
Jimmy Moock
Managing Partner, StreetCred
610-304-4570
jimmy@streetcredpr.com
ci@streetcredpr.com